March 31, 2005

VIA EDGAR

United States Securities and Exchange Commission

File Desk

Mail Stop 1-4

Washington, D.C. 20549

Re:	Retractable Technologies, Inc.
Commission File Number 000-30885
Form 10-KSB

Gentlemen:

Retractable Technologies, Inc., filed its Form 10-KSB Annual Report (the “Report”) earlier today via EDGAR.

The purpose of this letter is to confirm that the financial statements in the Report do not reflect a change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Very truly yours,

/s/ Douglas W. Cowan

Douglas W. Cowan

cc:	Ralph S. Janvey